                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D. C.  20549



                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934




                                K N Energy, Inc.
                                ----------------
                                (Name of Issuer)

                         Common Stock, $5.00 par value
                         -----------------------------
                         (Title of Class of Securities)

                                   482620101
                                   ---------
                                 (CUSIP Number)


                                Robert Rothberg
                       Vice President and General Counsel
                               Cabot Corporation
                                75 State Street
                             Boston, MA 02109-1806
                                 (617-345-0100)
                                 --------------
             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)




                                 July 13, 1994
                                 -------------
            (Date of Event which Requires filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /
Check the following box if a fee is being paid with this statement: /x/

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CUSIP No. 482620101                                         Page 2 of 10 Pages
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_______________________________________________________________________________

(1)   Name of Reporting Person
      S.S. or I.R.S. Identification
      No. of Above Person                               Cabot Corporation
                                                               04-2271897
_______________________________________________________________________________
(2)   Check the Appropriate Box if a Member of
      a Group
                                                        (a)______________
                                                        (b)______x_______
_______________________________________________________________________________
(3)   SEC Use Only
_______________________________________________________________________________
(4)   Source of funds

           00
_______________________________________________________________________________
(5)   Check Box if Disclosure of Legal Proceedings is Required     ------
      Pursuant to Items 2(d) or 2(e)                               ------
______________________________________________________________________________
(6)   Citizenship or Place of Organization                 Delaware
______________________________________________________________________________
(7)   Sole Voting Power                                    4,840,186*
______________________________________________________________________________
(8)   Shared Voting Power                                      0
______________________________________________________________________________
(9)   Sole Dispositive Power                               4,840,186
______________________________________________________________________________
(10)  Shared Dispositive Power                                 0
______________________________________________________________________________
(11)  Aggregate Amount Beneficially Owned by Each
      Reporting Person                                     4,840,186
______________________________________________________________________________
(12)  Check Box if the Aggregate Amount in Row (11)                 ------
      Excludes Certain Shares (See Instructions)                    ------
_______________________________________________________________________________
(13)  Percent of Class Represented by Amount
      in Row 11                                              17.2%
_______________________________________________________________________________
(14)  Type of Reporting Person (See Instructions)              CO
_______________________________________________________________________________



* Subject to limitations described in Item 4, on the Reporting Person's right to vote in excess of 9.99% of the Issuer's voting shares from time to time outstanding.

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CUSIP No. 482620101                                         Page 3 of 10 Pages
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Item 1.  Security and Issuer.
- -------  --------------------

     The class of securities to which this statement relates is the common stock, $5.00 par value (the "Common Stock"), of K N Energy, Inc., a Kansas corporation ("K N"). The address of the principal executive offices of K N is 370 Van Gordon Street, Lakewood, Colorado 80228-8304.

Item 2.  Identity and Background.
- -------  ------------------------

     This statement is being filed by Cabot Corporation, a Delaware corporation (the "Reporting Person"). The Reporting Person has two principal businesses: (i) specialty chemicals and materials and (ii) energy. The Reporting Person's principal business and office address is 75 State Street, Boston, Massachusetts 02109-1806.

     Attached hereto as Appendix A is a list of the executive officers and directors of the Reporting Person containing the information required by clauses (a) through (c) and (f) of Item 2 of Schedule 13D.

     During the past five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any person named in Appendix A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
- -------  --------------------------------------------------

     The securities to which this statement relates were acquired in connection with the merger (the "Merger") of American Oil and Gas Corporation ("American") into KNE Acquisition Corporation, a wholly-owned Delaware subsidiary of K N, on July 13, 1994. As a result of the Merger, the Reporting Person will receive .47 shares of the Common Stock for each of the 8,931,818 shares of common stock of American owned by the Reporting Person prior to the Merger. In connection with the Merger, K N assumed warrants previously issued by American to the Reporting Person to acquire 1,366,452 shares of the common stock of American (the "AOG Warrants"). Under the AOG Warrants as assumed by K N (the "K N Warrants"), the Reporting Person is entitled to acquire the same number of shares of Common Stock

CUSIP No. 482620101                                         Page 4 of 10 Pages
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as it would have received had the AOG Warrants been exercised immediately prior to the Merger--that is .47 shares of Common Stock for each share of American common stock. In the event the Reporting Person were to exercise the K N Warrants, it could purchase 642,232 shares of Common Stock for a per share exercise price of $17.55. Such number of shares and exercise price are subject to customary adjustments in the case of certain stock issuances, recapitalizations and other transactions.

Item 4.  Purpose of Transaction.
- -------  -----------------------

     The securities to which this statement relates were acquired in connection with the Merger referred to in Item 3 above. The Reporting Person is holding the securities of K N to which this statement relates as an investment. The Reporting Person has no present plans or proposals to acquire additional securities of K N, other than such as may be acquired upon possible exercise of the K N Warrants. The Reporting Person may dispose of securities of K N from time to time depending on market conditions and other factors including without limitation in order to avoid regulation as a public utility holding company.

     The Reporting Person has filed an application (the "Application") under Section 2(a)(7) of the Public Utility Holding Company Act ("PUHCA") with the Securities and Exchange Commission ("SEC") seeking an exemption under the PUHCA. In connection with the Application, the Reporting Person has proposed that, as a condition to receiving the exemption and so long as it owns directly or indirectly 10% or more of the voting securities of K N, it would: (a) have one (but not more than one) designee serve as an advisory director of K N, who shall not vote on any matter submitted to the Board of Directors of K N (the "Board of Directors") and shall not be the chairperson of the Board of Directors or of any committee thereof; (b) be entitled to vote in its sole discretion the shares of Common Stock it owned up to 9.99% of the number of K N voting shares outstanding and, with respect to any additional shares of Common Stock it owned (the "Excess Shares"), either not vote such Excess Shares or vote them in the same proportions as other stockholders voted their K N shares (notwithstanding the foregoing, the Reporting Person would be free to oppose any action as to which dissenting shareholders would be entitled to appraisal rights under applicable law and the Reporting Person would be free to vote its shares of K N against the approval of such action or otherwise take any action required to perfect appraisal rights under applicable law); (c) not enter into any transaction with K N or any of its affiliates without the consent of the staff of the SEC ("Staff") except: (i) to settle existing liability sharing obligations and environmental claims; (ii) to exercise

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CUSIP No. 482620101                                         Page 5 of 10 Pages
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the K N Warrants; (iii) to be reimbursed for expenses incurred in connection with attendance at meetings of K N's Board of Directors in accordance with K N's general policies; and (iv) the registration of the Reporting Person's shares in K N under federal and state securities laws; (d) not solicit proxies with respect to any of K N's voting securities without the consent of the Staff; and (e) not acquire any additional shares of Common Stock or other securities of K N without the consent of the Staff except (i) shares of Common Stock acquired pursuant to stock dividends or splits that do not result in any increase in the Reporting Person's ownership of Common Stock in excess of 1% or
(ii) shares of Common Stock acquired upon exercise of K N Warrants. Subject to compliance with the Securities Act of 1933, as amended (the "Act"), the conditions proposed in the Reporting Person's Application would not limit the Reporting Person's ability to sell its shares of Common Stock without restriction except a sale to an affiliate of the Reporting Person, which could only be made after giving the Staff 10 days advance notice and after the Staff had indicated it had no objection to the sale.

      Pursuant to the merger agreement between AOG and K N, the By-laws of K N were amended to provide that for so long as the Reporting Person continues to own beneficially at least 10% of K N's voting securities, the Reporting Person will have the right to designate one advisory director. If the Reporting Person's beneficial ownership in K N is reduced below 10% but continues over 5%, then the Board of Directors of K N will appoint the Reporting Person's advisory director as a full director with voting rights, and the Reporting Person will be entitled to have one designee for election to the Board of Directors of K N. At the time of the Merger, K N elected a designee of the Reporting Person, John G.L. Cabot, as a non-voting advisory director of K N.

      Except as set forth herein, the Reporting Person has no present plans or proposals that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 to Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
- -------  -------------------------------------

      As a result of the Merger, the Reporting Person owns beneficially (within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934 4,840,186 shares of Common Stock (currently issued and issuable upon exercise of the K N Warrants). The 4,840,186 shares of Common Stock beneficially owned amount to approximately 17.2% of the class of Common Stock, based upon 27,580,758 shares of Common Stock being outstanding on July 14, 1994, and 642,232 shares of Common Stock issuable upon exercise of the K N Warrants. Without taking into account any unexercised K N Warrants, the Reporting Person currently owns 4,197,954 shares

CUSIP No. 482620101                                         Page 6 of 10 Pages
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of Common Stock which represents approximately 15.2% of the class of Common
Stock, based upon 27,580,758 shares of Common Stock being outstanding on July 14, 1994. The Reporting Person possesses sole voting and dispositive power with respect to the K N securities described in this paragraph, subject to the limitations described in Item 4 with respect to the voting of shares in excess of 9.99% of the voting shares of K N from time to time outstanding.

      To the best knowledge of the Reporting Person, none of the persons listed in Appendix A hereto beneficially owned any Common Stock immediately after the Merger except for the following:

               Director                        No. of Shares Held
               --------                        ------------------
               Samuel W. Bodman                     73,856
               Robert P. Henderson                     446
               Morris Tanenbaum                      2,350

Each of the persons named above had sole voting and dispositive power with respect to such shares except for 7,385 shares held by Mr. Bodman as to which he shared voting and dispositive power.

      To the best knowledge of the Reporting Person, none of the persons listed in Appendix A hereto effected any transactions of Common Stock of K N during the 60-day period prior to the Merger.

Item 6.  Contracts, Arrangements, Understandings or Relationships
- -------  --------------------------------------------------------
         with Respect to Securities of the Issuer.
         -----------------------------------------

      K N, American and the Reporting Person entered into an agreement dated June 27, 1994 (the "Claims Agreement") under which they agreed to extend the date previously agreed upon by American and the Reporting Person for settling a liability sharing agreement until the later of (i) such time as the Reporting Person owns less than 10% of K N's voting stock, (ii) such time as the SEC has entered into an order which exempts the Reporting Person from being treated as a public utility holding company under the PUHCA and expressly permits the Reporting Person to take actions it deems appropriate to resolve any claims the Reporting Person has against American or K N and any claims American and K N may have against the Reporting Person or (iii) June 30, 1995. K N and American also agreed in the Claims Agreement not to commence proceedings against the Reporting Person with respect to any matter until such time as either of the conditions referred to in clauses (i) and (ii) above are met. Various other issues concerning the applicability of the statute of limitations to claims between the

CUSIP No. 482620101                                         Page 7 of 10 Pages
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parties and remedies for failure to comply with the provisions of the Claims
Agreement are also dealt with in the Claims Agreement.

      Pursuant to the merger agreement between AOG and K N, the Reporting Person entered into a Registration Rights Agreement with K N on July 13,
1994, under which K N agreed at any time during a period of five years following the consummation of the Merger to use its diligent best efforts to register under the Act shares of Common Stock received as a result of the Merger by the Reporting Person and other AOG stockholders receiving similar registration rights agreements and shares held by affiliates of K N owning not less than 1% of the then outstanding shares of Common Stock ("Registrable Common Stock"), if the request to register relates to at least 750,000 shares of Registrable Common Stock. The obligation to effect such registration is subject to certain conditions and limitations set forth in said Agreement.
K N also agreed in said Registration Rights Agreement to notify holders of Registrable Common Stock ("Holders") in the event K N determines to register any shares of Common Stock for its own account or under various other circumstances during said five year period and to include in such registration Registrable Common Stock of which K N was advised by such Holder or Holders subject only to certain conditions and limitations set forth in said Agreement.

      Pursuant to the merger agreement between AOG and K N, the Reporting
Person and certain of its affiliates including the Reporting Person's Chairman and President (individually and as a trustee of a family trust) entered into Share Transfer and Registration Agreements with K N (the "Transfer Agreements"). The Reporting Person and such affiliates agreed in the Transfer Agreements not to contract to sell, sell or otherwise transfer or dispose of any of the Common Stock or interests therein prior to the date that K N first publishes financial statements which reflect at least 30 days of combined operations of K N and American. Notwithstanding the foregoing, the Reporting Person or such affiliates could contract to sell, sell or otherwise transfer or dispose of up to 1,500,000 shares of Common Stock received through the Merger ("Subject Stock") at anytime after the 60th day preceding a scheduled hearing, if set by the SEC for the purpose of determining whether or not the Reporting Person or such affiliates will be deemed to be a "public utility holding company" of K N under the PUHCA. K N agreed in the Transfer Agreements to prepare and file with the SEC a continuous registration statement to enable the Reporting
Person or such affiliates to sell from time to time up to the number of shares of Subject Stock in one or more transactions on the New York Stock Exchange or as otherwise indicated in the Transfer Agreements. K N agreed to keep the registration statement effective until the Reporting Person or such affiliate does not own

CUSIP No. 482620101                                         Page 8 of 10 Pages
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shares of Common Stock aggregating 10% of the then outstanding shares of Common
Stock.

      In connection with the Merger, K N also entered into two agreements
(the "Assumption Agreements") with the Reporting Person under which K N agreed to assume the AOG Warrants and to register shares of Common Stock purchased by the Reporting Person upon exercise of such warrants in the manner specified therein. See Item 3 above.

      The foregoing descriptions of provisions of the Claims Agreement, the Registration Rights Agreement, the Transfer Agreements and the Assumption Agreements do not purport to be complete and are qualified by reference to the respective agreement, the form of which appears in Exhibits 1, 2, 3, 4 and 5 hereto. Each such Agreement in such form is hereby incorporated by reference herein.

Item 7.  Material to be filed as Exhibits.
- -------  ---------------------------------

    Exhibit 1. Agreement between K N, American and the Reporting Person dated June 27, 1994.

    Exhibit 2. Registration Rights Agreement between K N and the Reporting Person dated July 13, 1994.

    Exhibit 3. Share Transfer and Registration Agreement between K N and the Reporting Person dated July 13, 1994.

    Exhibit 4. Assumption Agreement between K N and the Reporting Person dated July 13, 1994, relating to AOG Warrants to purchase 1,000,000 shares of American common stock.

    Exhibit 5. Assumption Agreement between K N and the Reporting Person dated July 13, 1994, relating to AOG Warrants to purchase 366,452 shares of American common stock.


                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             CABOT CORPORATION
                                             By: /s/ Robert Rothberg
                                                 -----------------------
                                                 Robert Rothberg
                                                 Vice President

CUSIP No. 482620101                                         Page 9 of 10 Pages
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
                                   APPENDIX A
                                   ----------

             DIRECTORS AND EXECUTIVE OFFICERS OF CABOT CORPORATION

      Unless otherwise stated, the business address of each person whose name is set forth below is 75 State Street, Boston, MA 02109 and such person is a citizen of the United States:


Name and Residence/                  Position/Present Principal
Business Address                     Occupation or Employment
- ----------------                     ------------------------

Damaris Ames                         Director.
20 Beaver Pond Road
Beverly, MA 01915

Samuel W. Bodman                     Director; Chairman of the
                                     Board and President.

Jane C. Bradley                      Director.
9 Eagle Head Road
Manchester, MA 01944

Kennett F. Burnes                    Director; Executive Vice
                                     President.

John G.L. Cabot                      Director; Vice Chairman
                                     of the Board and Chief
                                     Financial Officer.

Robert A. Charpie                    Director; Chairman,
55 William Street                    Ampersand Ventures.
Wellesley, MA 02181

John D. Curtin, Jr.                  Director; Executive Vice
                                     President.

Robert P. Henderson                  Director; General Partner
Greylock Investments                 and Managing Partner of
One Federal Street                   Greylock Investments.
Boston, MA  02110

Arnold S. Hiatt                      Director; Chairman, The
The Stride Rite Foundation           Stride Rite Foundation.
400 Atlantic Avenue
Boston, MA 02110

Gerrit Jeelof                        Director; Member of Supervisory
Philips Electronics N.V.             Board and Board of Governors,
Groenewoudseweg 1, Bldg. VH-12       Philips Electronics N.V.; a
5600 MD Eindhoven                    citizen of The Netherlands.
The Netherlands

John H. McArthur                     Director; Dean, Graduate
Harvard Business School              School of Business
Soldiers Field Road                  Administration, Harvard
Boston, MA  02163                    University; a citizen
                                     of Canada.

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CUSIP No. 482620101                                         Page 10 of 10 Pages
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
Name and Residence/                  Position/Present Principal
Business Address                     Occupation or Employment
- ----------------                     ------------------------

John F. O'Brien                      Director; President and
State Mutual Life Assurance          Chief Executive Officer,
  Company of America                 State Mutual Life
440 Lincoln Street                   Assurance Company of
Worcester, MA  01605                 America.

David V. Ragone                      Director; Senior Lecturer,
8 Hillside Road                      Massachusetts Institute
Wellesley, MA  02181                 of Technology; and
                                     Partner, ASMV Management
                                     Company Limited Partnership.

Charles P. Siess, Jr.                Director.
242 Gessner Road
Houston, TX  77024


Morris Tanenbaum                     Director.
74 Falmouth Street
Short Hills, NJ  07078

Robert Rothberg                      Vice President and General
                                     Counsel.

William R. Thompson                  Vice President and
                                     Controller.